                                                                       Exhibit 2

                   [Burton Capital Management, LLC Letterhead]

May 25, 2005

Ms. Susan O. Rheney
Interim Chairman
Cenveo, Inc.
8310 S. Valley Highway, #400
Englewood, CO  80112

Dear Susan:

This past Friday, we were advised by Roger Kimmel of Rothschild, Inc.
("Rothschild") that you had not accepted our proposal, which would have resulted in my appointment as Chairman and CEO of Cenveo, Inc. ("Cenveo" or the
"Company"), the election of two of our other designees to the Cenveo board and the implementation of our plan for Cenveo, and that you were moving ahead with your review of "strategic alternatives". For the record, on May 6, 2005, Burton
Capital Management, LLC ("Burton Capital" or "BCM") met with you and fellow
Cenveo board member Jerry Pickholz, along with two partners from your newly-hired law firm, Wachtell, Lipton, Rosen & Katz, and your newly-hired financial advisors from Rothschild. The purpose of our meeting was to present our plans for Cenveo that we believe would create significant shareholder value.
We would accomplish this by implementing a new business plan, which has been successful at all of my other printing company assignments. We believe that it is imperative for the Company to become the low cost producer in the printing industry. We have enclosed a copy of the discussion items from our meeting. We were very disappointed in being turned down again by your board. We felt that the business plan we outlined would create value for all Cenveo shareholders. As you know, Burton Capital, together with the other members of its group, own an aggregate of 5,396,234 shares of the Company's common stock. We are CENVEO'S
LARGEST SHAREHOLDERS.

We should have realized that the meeting on May 6th would be unproductive when no member of the Cenveo board asked a single question during my 60 minute presentation. Not one question. We believe that you met with us solely in an attempt to preclude a future claim that you refused to meet with us. We now feel that our meeting was a sham and that you will do anything to keep the Burton
Capital team from running the Company. Your illusory offer for us to
"participate" in a process that is undefined as to its timing and potential outcome, and to require us to sign a confidentiality agreement that we believe would prevent us from fully communicating with Cenveo's shareholders, is completely unacceptable. We strongly believe your plan to seek "strategic alternatives" including an attempt to sell the Company, is seriously flawed.
Last week, we were even called by an investor group that you had solicited during your evaluation of "strategic alternatives". They called us to see if we would be interested in managing the Company after they had purchased it. We expect to receive other such calls as you solicit interest from financial buyers and others with no printing industry experience. We continue to believe that you are wasting shareholder dollars on outside lawyers and M&A advisors in furtherance of a plan that simply cannot work. These dollars should be spent on new capital and financial incentives for key employees in Cenveo's plants. As the Company's largest shareholder, we want to remind you that you should not try to sell Cenveo for a low-ball price. You should compare any offer to the value we believe we could provide after right-sizing Cenveo and executing our proven business plan for the Company. If you do try to sell the Company for an unacceptable price, then you will need even more new lawyers to handle the large number of lawsuits that will inevitably arise.

As we stated in our letter of April 21st (a copy of which is enclosed for your reference), "we have received a tremendous positive unsolicited response from several of your large long-time shareholders, as well as current employees, former employees and former directors, to our . . . strategy to save the
Company. In addition, we have received unsolicited indications of support from people who invested with us at World Color and Moore and who have recently become shareholders of the Company. All of them have told us that major changes are needed to save the Company, and all of them have told us that they support our plans."

Based upon the above support and our outstanding business track record we feel the Company needs leadership now along with a change of direction. Since you have repeatedly not been willing to accept our proposals to lead the Company, we feel the only way to resolve these shareholder issues is the American way - with a vote. In the very near future you will receive a request from our group for a special meeting of shareholders to remove the existing directors and nominate a slate of directors who will affirmatively act in the best interests of Cenveo's shareholders.

In light of our significant ownership and the recent acquisitions by like-minded public shareholders (as evidenced by the extraordinary trading volume over the past few months), we have every expectation that our efforts will succeed. At the completion of our proxy contest, we expect that, consistent with your fiduciary duties, you will approve the election of our nominees in order to avoid potentially triggering certain change of control provisions tied to a change in the composition of the Board that is not approved by the "continuing directors". If you do not take all actions required to avoid such provisions, we will consider all of our alternatives, including legal claims against you for breach of your duties to Cenveo's shareholders.

Sincerely,

/s/ Robert G. Burton
Robert G. Burton
Chairman, Chief Executive Officer
and Managing Member

Enclosures

                                Discussion Items

1     Printing Industry Overview

2     Cenveo's Image In The Industry

3     Chairman/CEO Position - RGB

4     Board Seats (2+ Chairman/CEO Position = 3 Seats)

5     Board Size (Reduce to Seven)

6     Other New Senior Managers (List at Meeting)

7     Right Size Company
      -     Low Cost Producer
      -     Head Count Reductions
      -     Purchasing
      -     Plant Rationalization and Headquarter Relocation
      -     Manufacturing/Productivity
      -     Benefits/Insurance
      -     General Consolidation
      -     ESPP (Executives and Employees)
      -     EPS Driven - All or Nothing Compensation

8     Investor Feedback

9     Future Printing Platform (Acquisitions)

10    Sale of Company/Pipe

                   [Burton Capital Management, LLC Letterhead]

April 21, 2005

Dear Susan:

Thank you for your fax of April 18th. You should be aware that, even though your letter made reference to an attached press release, there was no attachment to your fax. I assume you were referring to the press release announcing the
Company's recently announced poison pill and other anti-takeover devices.

Please be advised that I stand by the letter that we sent to the Cenveo Board of
Directors on April 7th. I have no interest in being part of any basic interview process for the CEO position at Cenveo. It is almost an insult to ask me to be part of your interview process given my successful career in the printing/media industry and my significant experience helping to turn around companies facing similar challenges to Cenveo. I find it hard to believe that there is any other person with my qualifications in the printing/media industry who would have an interest in running Cenveo. My track record is impeccable and I always deliver what I commit to deliver. Further, I find your publicly-stated desire to separate the roles of CEO and chairman "as a matter of good corporate governance" to be inconsistent (at best) with the corporate governance principles embodied in your poison pill, bylaw amendments and severance arrangements. My reason for requesting both of these positions (CEO/Chairman) is that when you do these types of turnarounds, you do not have the time or energy to get approval to make hourly decisions on headcount and cost reductions. After doing this at World Color and Moore, I fully realize why you must have these positions together along with a very strong President (which I have in place).
Our letter of April 7th provides an overview of our vision of how the Company can move forward and become the low cost producer in the printing industry. We believe that you must get the Company's cost structure in line with the industry to survive.

You should also be aware that we have received a tremendous positive unsolicited response from several of your large long-time shareholders, as well as current employees, former employees and former directors, to our letter of April 7th and our strategy to save the Company. In addition, we have received unsolicited indications of support from people who invested with us at World Color and Moore and who have recently become shareholders of the Company. All of them have told us that major changes are needed to save the Company, and all of them have told us that they support our plans.

We continue to believe that our plan will make Cenveo more competitive and put the Company on a solid foundation for future growth. Instead of spending time and money on outside lawyers and M&A firms to protect a losing game plan that is flawed, we should work together to help the Company spend these dollars on new capital investments for the business to compete in a very difficult industry. If you would like to talk, please give me a call. Thanks again for your fax.

Sincerely,

/s/ Robert G. Burton
Robert G. Burton

Ms. Susan Rheney
Interim Chairman
Cenveo, Inc.
8310 S. Valley Highway, #400
Englewood, CO  80112

Important Information

This letter and its enclosures are not a proxy statement. Burton Capital
Management, LLC ("BCM") and Goodwood Inc. ("Goodwood") plan to file a proxy statement with the Securities and Exchange Commission relating to their solicitation of proxies from the shareholders of Cenveo with respect to a special meeting of Cenveo's shareholders called to, among other things, replace
Cenveo's current board of directors. BCM AND GOODWOOD ADVISE SECURITYHOLDERS TO
READ THEIR PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN
IMPORTANT INFORMATION. The proxy statement of BCM and Goodwood and other relevant documents will be available for free at www.sec.gov. Detailed information regarding the names, affiliation and interests of individuals who may be deemed participants in the solicitation of proxies of Cenveo's shareholders by BCM and Goodwood is provided below and will be available in the soliciting materials on Schedule 14A to be filed by BCM and Goodwood with the
SEC.

Information Regarding Participants

BCM, Goodwood and certain other persons named below may be deemed to be participants in the solicitation of proxies in respect of the special meeting of
Cenveo's shareholders called by them. The participants in the solicitation include the following persons, who own the number of shares of Cenveo's stock set forth next to their respective names:

Name                                               Shares
----                                               ------
Burton Capital Management, LLC                   2,591,882
Robert G. Burton, Sr.                                   --
Robert G. Burton, Jr.                               45,000
Michael G. Burton                                   60,492
Joseph P. Burton                                    63,497
Gina Zambrana                                       20,634
Donald Zegzdryn                                     25,500
Thomas Oliva                                       342,948
Brendan Tobin                                       55,305
Colin Christ                                        28,717
Leonard C. Green                                   296,530
Stephen Winslow                                     35,089
Thomas Higgins                                      13,994
1354037 Ontario Inc.                                    --
Goodwood Inc.                                           --
Goodwood Fund                                    1,046,246
Goodwood Capital Fund                               99,800
Arrow Goodwood Fund                                574,500
The Goodwood Fund 2.0 Ltd.                          77,400
KBSH Goodwood Canadian Long/Short Fund              18,700
Peter H. Puccetti                                       --
J. Cameron MacDonald                                    --
Robert T. Kittel                                        --

The interests of the foregoing persons in the matters to be considered at the special meeting of Cenveo's shareholders referred to above consist of (i) their beneficial ownership of Cenveo's common stock and (ii) they may, particularly if
BCM and Goodwood are successful in their efforts to replace Cenveo's board of directors, seek reimbursement from Cenveo of the expenses they incur in connection with the special meeting of shareholders. Additionally, participants who are nominees of BCM and Goodwood for director of Cenveo are expected to receive customary compensation from Cenveo in exchange for their services as directors, if elected.